Exhibit 99.2

May 4, 2021	Grant Thornton LLP
Suite 501
201 City Centre Drive
Mississauga, ON
L5B 2T4

To: Alberta Securities Commission	T +1 416 366 0100
British Columbia Securities Commission	F +1 905 804 0509
Ontario Securities Commission	www.GrantThornton.ca
Manitoba Securities Commission

Re: Notice of Change of Auditor – Skylight Health Group Inc. (formerly CB2 Insights Inc.)

We have reviewed the information contained in the Notice of Change of Auditor of Skylight Health Group Inc. (formerly CB2 Insights Inc.) dated May 4, 2021 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours sincerely,

/s/ Grant Thornton LLP

Grant Thornton LLP

Chartered Professional Accountants, Licensed Public Accountants Toronto, Ontario

Audit • Tax • Advisory

Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd